

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Xianlong Wu
Chief Executive Officer
Bit Brother Ltd
15/F, Block A, Kineer Business Centre
53 Binjiang Road, Yuelu District
Changsha, Hunan Province, China 410023

   Re: Bit Brother Ltd
    Form 20-F for the Year Ended June 30, 2023
    Response dated February 20, 2024
    File No. 001-35755

Dear Xianlong Wu:

  We have reviewed your February 20, 2024 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

Annual Report on Form 20-F for Fiscal Year Ended June 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

1. We note your response to prior comment 1. Please explain the apparent discrepancy between your original supplemental submission that based upon your examination of public filings made by your shareholders "no shareholder beneficially owned 5% or more of the Company's outstanding shares <u>as of December 28, 2023</u>" (underline added), and the Schedule 13G filed by S.H.N. Financial Investments Ltd. on December 15, 2023, as well as the Schedule 13G, and amendments thereto, filed by Matthew J. Ruck on November 10, 2023, November 22, 2023, and November 29, 2023, which all reported ownership of more than 5% of your ordinary shares.

2. We note that your response to prior comment 2 appears limited to your submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3. We note your response to prior comment 4 and your proposed amendment language, and we re-issue the comment in part.

- Regarding your proposed disclosure for Item 16I(b)(2), we note that you provide disclosure for Bit Brother Limited. Please also supplementally clarify the jurisdictions in which your consolidated foreign operating entities, including variable interest entities, are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
- Regarding your proposed disclosure for Item 16I(b)(4), please revise to provide the required information for you and all of your consolidated foreign operating entities, including variable interest entities, not just your "subsidiaries."

4. We note your revised submission and proposed disclosure pursuant to Item 16I(b)(3) addresses ownership or control by governmental entities in "mainland China" or "China." Please further revise both your supplemental submission, and your disclosure pursuant to Item 16I(b), to disclose the ownership or control by governmental entities in Hong Kong as well as China.

Please contact Charles Guidry at 202-551-3621 or Christopher Dunham at 202-551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Joan Wu